EXHIBIT 11

Pinnacle Entertainment, Inc.

Computation of Earnings Per Share

	For the three months ended September 30,
	Basic		Diluted (a)
	2007	2006	2007	2006
	(in thousands, except per share data)
Average number of common shares outstanding	59,780	48,022	59,780	48,022
Average common shares due to assumed conversion of stock options	—	—	1,218	1,459

Total shares	59,780	48,022	60,998	49,481

Income from continuing operations	$5,649	$12,587	$5,649	$12,587
Income (loss) from discontinued operations, net	(670)	9,805	(670)	9,805

Net income	$4,979	$22,392	$4,979	$22,392

Per share data:
Income from continuing operations	$0.09	$0.26	$0.09	$0.25
Income (loss) from discontinued operations, net	(0.01)	0.21	(0.01)	0.20

Net income per share	$0.08	$0.47	$0.08	$0.45

	For the nine months ended September 30,
	Basic		Diluted (a)
	2007	2006	2007	2006
	(in thousands, except per share data)
Average number of common shares outstanding	59,008	47,464	59,008	47,464
Average common shares due to assumed conversion of stock options	—	—	1,469	1,569

Total shares	59,008	47,464	60,477	49,033

Income from continuing operations	$17,117	$66,708	$17,117	$66,708
Income from discontinued operations, net	673	15,165	673	15,165

Net income	$17,790	$81,873	$17,790	$81,873

Per share data:
Income from continuing operations	$0.29	$1.40	$0.28	$1.36
Income from discontinued operations, net	0.01	0.32	0.01	0.31

Net income per share	$0.30	$1.72	$0.29	$1.67

(a)	When the computed diluted values are antidilutive, the basic per share values are presented on the face of the Condensed Consolidated Statements of Operations (Unaudited).